UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01. Entry into a Material Definitive Agreement.

Private Placement in June, 2025

On June 30, 2025, SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”), entered into a series of securities purchase agreements (the “Purchase Agreements”) with 10 purchasers (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $2,000,001 of securities, consisting of 1,333,334 ordinary shares of the Company, par value $0.0008 per share (the “Ordinary Shares”). The Private Placement closed on June 30, 2025. As part of the Private Placement, the Company will receive gross proceeds of $2,000,001 before deducting related offering expenses.

The Purchase Agreements contained customary representations and warranties of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The foregoing summary of the Purchase Agreements do not purport to be complete and are subject to, and qualified in their entirety by, such document attached as Exhibit 99.1, to this Report on Form 6-K, which is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: July 7, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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